UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tuesday Morning Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

899035505

(CUSIP Number)

Richard T. Niner
P.O. Box 6754
Jackson, WY 83002

with a copy to:

Peter D. Lyons, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

SCHEDULE 13D

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. Niner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,856,018
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,856,018
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pamela S. Niner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,856,018
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,856,018
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew S. Niner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,856,018
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,856,018
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kathryn S. Niner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,856,018
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,856,018
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Niner Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share, of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6250 LBJ Freeway, Dallas, Texas 75240.

Item 2.	Identity and Background.

Richard T. Niner, Pamela S. Niner, Andrew S. Niner and Kathryn S. Niner:

(a)                 This Statement is being filed by each of Richard T. Niner, Pamela S. Niner, Andrew S. Niner and Kathryn S. Niner (the “Niners”).

(b)                 The residence or business address of Richard Niner and Pamela Niner is P.O. Box 6754, Jackson, WY 83002.  The residence or business address of Andrew Niner is 2400 Highway 46 West, Paso Robles, CA 93446.  The residence or business address of Kathryn S. Niner is P.O. Box 12911, Jackson, WY 83002.

(c)                 Richard and Pamela Niner are private investors.  Andrew Niner is the President of Niner Wine Estates.  Kathryn Niner is a freelance writer.

(d)                 During the past five years, none of the Niners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 During the last five years, none of the Niners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Each of the Niners is a citizen of the United States of America.

The Niner Foundation, Inc.:

(a)                 This Statement is also being filed by The Niner Foundation, Inc. (the “Foundation”), a Wyoming nonprofit corporation.

(b)                 The address of the principal office of the Foundation is P.O. Box 6754, Jackson, WY 83002.

(c)                 The Foundation is a private foundation.

(d)                 During the past five years, neither the Foundation nor any of its officers or directors (named in Schedule A attached hereto) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 During the last five years, neither the Foundation nor any of its officers or directors (named in Schedule A attached hereto) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The shares beneficially owned by the Niners and the Foundation (the “Shares”) were purchased using aggregate personal funds of $16,498,999.46.

Item 4.	Purpose of Transaction.

The Shares were purchased in a series of transactions from November 7, 2007 to March 9, 2009 for investment purposes.

Other than as set forth in this Statement, neither the Niners nor the Foundation have present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Each of the Niners and the Foundation reviews its investments on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, or (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, each of the Niners and the Foundation specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Niners and the Foundation currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other investment opportunities available to it; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)                 The responses in rows 11 and 13 of the cover pages of this Statement are hereby incorporated by reference.  The percentages of ownership reported in row 13 of the cover pages are calculated using the number of outstanding shares of common stock as of January 28, 2014 reported in the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on January 30, 2014.

(b)                 The responses in rows 7, 8, 9 and 10 of the cover pages of this Statement are hereby incorporated by reference.  Richard Niner holds 2,556,018 shares of common stock, over which Pamela, Andrew and Kathryn Niner share voting and dispositive power pursuant to a trading authorization.  The Foundation holds 300,000 shares of common stock, over which the Niners share voting and dispositive power by virtue of their positions as officers and directors of the Foundation and pursuant to a trading authorization.

(c)                 Neither the Niners nor the Foundation has effected any transaction in the Shares during the past 60 days.

(d)                 No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed in Item 5(b), Pamela, Andrew and Kathryn Niner share voting and dispositive power over the Shares pursuant to trading authorizations.  The form of such authorizations is attached hereto as Exhibit 2.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated March 13, 2014, by and among the Niners and the Foundation

2	Form of Authorization of Agent

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/ s /	Richard T. Niner
Richard T. Niner

/ s /	Pamela S. Niner
Pamela S. Niner

/ s /	Andrew S. Niner
Andrew S. Niner

/ s /	Kathryn S. Niner
Kathryn S. Niner

THE NINER FOUNDATION, INC.

/ s /	Richard T. Niner
Richard T. Niner, Director

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE FOUNDATION

Set forth below is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of the Foundation, and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Foundation, as the case may be, for which such information is set forth.

Name	Residence/ Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Richard T. Niner	P.O. Box 6754, Jackson, WY 83002	Private investor	N/A	USA

Pamela S. Niner	P.O. Box 6754, Jackson, WY 83002	Private investor	N/A	USA

Andrew S. Niner	2400 Highway 46 West, Paso Robles, CA 93446	President, Niner Wine Estates	Niner Wine Estates, 2400 Highway 46 West, Paso Robles, CA 93446	USA

Kathryn S. Niner	P.O. Box 12911, Jackson, WY 83002	Freelance writer	N/A	USA